SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35770; File No. 812-15484]

DFA Investment Dimensions Group Inc., Dimensional Investment Group Inc., Dimensional ETF Trust and Dimensional Fund Advisors LP

September 29, 2025.

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

<u>Summary of Application</u>: Applicants request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). The Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

<u>Applicants</u>: DFA Investment Dimensions Group Inc. ("DFAIDG"), Dimensional Investment Group Inc. ("DIG"), Dimensional ETF Trust ("Trust" and, together with DFAIDG and DIG, the "Companies") and Dimensional Fund Advisors LP ("Dimensional" or "Advisor" and, collectively with the Companies, "Applicants").

Filing Dates: The application was filed on July 13, 2023, and amended on April 1, 2025, May 30, 2025 and September 26, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on [INSERT DATE 15 DAYS AFTER DATE OF PUBLICATION IN THE *FEDERAL REGISTER*], and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Catherine L. Newell, Esq., Dimensional Fund Advisors LP, 6300 Bee Cave Road, Building One, Austin, TX 78746; Bruce G. Leto, Esq., bleto@stradley.com, Stradley Ronon Stevens & Young, LLP, and Michael W. Mundt, Esq., mmundt@stradley.com, Stradley Ronon Stevens & Young, LLP.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, Kris Easter Guidroz, Senior Counsel, Trace W. Rakestraw, Senior Special Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, dated September 26, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

Applicants' Representations:

1.　　　　Each of DFAIDG and DIG is organized as a Maryland corporation. The Trust is organized as a Delaware statutory trust. The Companies are registered with the Commission as open-end management investment companies under the Act. The offerings of the shares of DFAIDG, DIG, and ETF Trust also are registered pursuant to the Securities Act of 1933, as amended ("Securities Act"). The Order would apply to existing and future series of the Companies or other existing or future open-end management investment companies (or series thereof) registered under the Act (each a "Fund," and together, the "Funds") that are advised by the Advisor.

2.　　　　Dimensional is a Delaware limited partnership and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Any other Advisor[1] also will be registered with the Commission as an investment adviser under the Advisers Act. The Advisor serves or will serve as the investment adviser to each Fund pursuant to an investment management agreement with the relevant Company.

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[1]　　　　The term "Advisor" includes (i) Dimensional, and (ii) any entity controlling, controlled by or under common control with, Dimensional or its successors. For the purposes of the requested Order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3.   The Commission granted a series of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.[2] In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief necessary under the Act to permit ETF operations.[3] However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explained that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11.[4] The Adopting Release specifically noted that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio.[5] As a result, certain costs may result from transactions through one class, but all fund shareholders generally would bear the costs.[6] The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.[7]

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[2]   Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order).

[3]   *Final Rule: Exchange-Traded Funds*, Investment Company Act Release No. 33646 (Sept. 25, 2019) [84 FR 57162 (Oct. 24, 2019)] ("Adopting Release").

[4]   *Id.* at 122-23

[5]   *Id.* at 123.

[6]   *Id.* at 122-23 (noting that "costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.").

[7]   *Id.* at 124.

4.   Applicants state their belief that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to the investor.

ETF Operational Relief

5.   The Order would permit: (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange ("Exchange"), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued to and redeemed by "Authorized Participants" in "Creation Units" only (each term as defined in Rule 6c-11), except with respect to the Exchange Privilege (as defined below) and as permitted by Rule 6c-11(a)(2); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) "Baskets," as defined in Rule 6c-11; and (iv) certain Multi-Class ETF Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. The Order would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, subject to the same conditions and requirements contained in Rule 6c-11, except as specifically described in the application.

ETF Class Relief

6.   The Order would permit a Multi-Class ETF Fund to offer one ETF Class and one or more Mutual Fund Classes.[8] This Multi-Class ETF Fund structure would comply with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class(es)

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[8]   A Multi-Class ETF Fund's Mutual Fund Shares will not be listed on any securities exchange, and the Multi-Class ETF Funds do not expect there to be, nor will the Funds permit or facilitate, a secondary market for, peer-to-peer trading of, or quotation on any quotation medium of, a Multi-Class ETF Fund's shares (other than as described in the application).

would have different rights and obligations, as described below. The Multi-Class ETF Funds may offer an "Exchange Privilege" that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares.[9]

7.   Among other benefits, Applicants believe that an ETF Class would offer the following benefits to shareholders in a Fund's Mutual Fund Classes:

- In-kind transactions through the ETF Class in connection with creations and redemptions may contribute to lower portfolio transaction costs and greater tax efficiency and could allow a Fund to reduce some portfolio management costs.

- The ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale.

- ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio.

- Applicants also believe that the Exchange Privilege could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund.

8.   Applicants believe that Mutual Fund Classes would also offer benefits to shareholders in a Fund's ETF Class:

- Investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing.

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[9]   The Exchange Privilege would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class.

- Cash flows through a Mutual Fund Class may allow for greater Basket flexibility, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market.

- With respect to existing Funds, offering an ETF Class would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies.

- Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base.

- Applicants also believe that the establishment of Mutual Fund Class(es) as part of an existing ETF could lead to cost efficiencies and economies of scale as it attracts additional investments into the Fund.

Applicants note these are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.

Initial Evaluation and Approval

9.   Each Multi-Class ETF Fund will operate pursuant to a written plan required by Rule 18f-3(d) that addresses the Mutual Fund Class(es) and the ETF Class (the "multiple class plan"). Before the first issuance of a share of any class in reliance on the Order, and before any material amendment of the multiple class plan, the board of directors of the Fund ("Board"), including the directors who are not interested persons of the Fund under Section 2(a)(19) of the Act ("Independent Directors"), will find that the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole. To assist in

the Board's finding, the Advisor[10] shall prepare a written report pertaining to the Multi-Class ETF Fund ("Initial Advisor Report").[11] As described in more detail in the application, the Initial Advisor Report shall contain, among other information: (i) a discussion of the reasonably expected[12] benefits and costs to each class individually and the Fund as a whole; (ii) a discussion of how the Advisor intends to manage the reasonably expected costs associated with the transition to a Multi-Class ETF Fund (if applicable), (iii) a discussion of the appropriateness of the Fund's investment strategy for the Multi-Class ETF Fund structure; and (iv) a discussion of any other potential material conflicts of interest, including any other sources of potential cross-subsidization, identified by the Advisor associated with operating a Multi-Class ETF Fund.[13]

Ongoing Monitoring Process

10.   At the time of the Board's initial approval of the multiple class plan, the Advisor will recommend to the Board for approval a framework for ongoing monitoring of certain numerical thresholds ("Ongoing Monitoring Process"), which is intended to assist the Board with its ongoing oversight of the Multi-Class ETF Fund structure. The Ongoing Monitoring Process will consist of Advisor-recommended and Board-approved numeric thresholds, including the method for calculating such thresholds and the time periods over which to measure the Fund's performance against such numerical thresholds, with respect to the Fund's: (i) costs associated

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[10]   If a Fund retains or has retained an investment sub-adviser, the Fund's primary Advisor will be responsible for complying with the conditions.

[11]   The Board's evaluation of the Multi-Class ETF Fund structure under the terms and conditions of the application does not impact the Board's evaluation of a multi-class fund that is not a Multi-Class ETF Fund and that is operating under Rule 18f-3.

[12]   Information that is "reasonably expected" or "reasonably estimated" throughout the application may be based on reasonable assumptions and good faith estimates by the Advisor. This information will be based on historical data for existing Funds, if applicable.

[13]   The Advisor may include any other information it deems necessary or helpful for the Board.

with portfolio transactions, (ii) cash levels and (iii) capital gains distributions.[14] The numerical threshold levels (including any changes thereto), the method of calculating the thresholds, and the time periods over which to measure the Fund's performance against such numerical thresholds will be reasonably designed to assist in the identification of material conflicts of interest between the Mutual Fund Class(es) and the ETF Class, including disparities in costs between the Mutual Fund Class(es), on the one hand, and ETF Class, on the other.[15] Any recommended changes to the numerical thresholds, or changes to the time periods over which to measure the Fund's performance against such numerical thresholds will be subject to Board approval.

11.   If a Multi-Class ETF Fund exceeds an established numerical threshold, the Advisor will notify the Board no later than 30 days following the end of the applicable time period in which the threshold was exceeded.[16] The Advisor will provide the Board with a written explanation of the Advisor's assessment of the causes of the Fund exceeding the threshold(s), and any proposed recommendations for what, if any, remedial actions the Fund should take.[17]

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[14]   The Advisor may recommend establishing additional thresholds designed to identify other conflicts of interest between the Mutual Fund Class(es) and the ETF Class.

[15]   This would include with respect to cash drag from holding cash to meet Mutual Fund Class redemption requests, as well as transaction costs and realized capital gains or other tax consequences due to such requests.

[16]   The Advisor may fulfill these Board notification requirements by notifying a designated committee, or a designated member, of the Board.

[17]   Examples of remedial actions include: (i) adjustments to the use of in-kind transactions or trade execution strategy to manage costs associated with portfolio transactions; (ii) greater use of credit lines or other sources of cash to reduce uninvested cash; (iii) enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; (iv) adjustments to transaction fees, purchase fees and/or redemption fees; (v) enhanced disclosure to investors; and (vi) discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the Act. The Board may consider additional corrective measures if deemed necessary.

Ongoing Board Approval

12.   In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. To inform this finding, the Advisor will provide a written report to the Board pertaining to the Multi-Class ETF Fund ("Ongoing Advisor Report"). As described in more detail in the application, the Ongoing Advisor Report shall contain, among other information: (i) a discussion of any observed benefits or cost savings to the Fund resulting from the Multi-Class ETF Fund structure; (ii) a discussion of any observed material conflicts of interest between the ETF Class and the Mutual Fund Class(es), or observed material negative consequences[18] to the ETF Class or the Mutual Fund Class(es) resulting from the Multi-Class ETF Fund structure; and (iii) any other information that the Board requests.[19]

Requested Exemptive Relief

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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[18]   For example, this may include consequences on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund.

[19]   The Advisor may include any other information it deems necessary or helpful for the Board.

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general purposes of the Act.

Applicants' Legal Analysis and Discussion:

ETF Operational Relief

3.	Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to

the same requirements contained in Rule 6c-11 to launch a class of a Multi-Class ETF Fund that

operates as an ETF, except as specifically described herein. Applicants assert they are unable to

rely on Rule 6c-11 because "exchange-traded fund" is defined, in part, to mean a registered

open-end management investment company "whose shares are listed on an Exchange and traded

at market-determined prices." Because this definition suggests that all of the investment

company's shares must be listed on an Exchange, a Multi-Class ETF Fund would not meet this

definition.

4.	Section 5(a)(1) of the Act defines an "open-end company" as "a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer." Section 2(a)(32) of the Act defines a "redeemable security" as "any security…,

under the terms of which the holder, upon its presentation to the issuer, is entitled to receive

approximately his proportionate share of the issuer's current net assets, or the cash equivalent."

Applicants state that because the definition of "exchange-traded fund" in Rule 6c-11 requires

that the ETF "issues (and redeems) creation units to (and from) authorized participants in

exchange for a basket and a cash balancing amount if any," a Multi-Class ETF Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy the definition of "exchange-traded fund" in Rule 6c-11.[20] Applicants further state that because ETF Shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act are met.[21] Applicants request relief from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and redeem ETF Shares in Creation Units only.

5. Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its net asset value ("NAV"). Applicants seek relief from these provisions, subject to the requirements of Rule 6c-11, because investors may purchase and sell individual ETF Shares from and to dealers on the secondary market at market-determined prices (*i.e.*, at prices other than those described in the prospectus or based on NAV).

6. Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption. Applicants seek relief from section 22(e),

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[20]   Applicants represent that any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act.

[21]   Applicants note that Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32).

subject to the requirements of Rule 6c-11, for an ETF Class to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the Basket.

7.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company. Applicants seek relief from Sections 17(a)(1) and 17(a)(2) of the Act to permit the Multi-Class ETF Funds to exchange in-kind Baskets with certain affiliated persons that serve as Authorized Participants to the same extent as Rule 6c-11 permits, and subject to the requirements of Rule 6c-11.

ETF Class Relief

8.   Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

9.   Section 18(f)(1) of the Act provides that "it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer" with exceptions not here relevant. The term "senior security" is defined in Section 18(g) to mean "any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Section 18(i) provides that every share of stock issued by an open-end investment company "shall be a voting stock and have equal voting rights with every other outstanding voting stock." Applicants note that the Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues

under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

10. In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company with a multi-class structure, provided that the company complies with the requirements of the rule. Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

11. Applicants have identified seven ways in which Mutual Fund Shares and ETF Shares will have different rights.

- Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Units.

- ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not.

- Any Exchange Privilege generally will be limited to the Mutual Fund Class (*i.e.*, the Exchange Privilege will not be offered to the ETF Class except as noted above).

- Dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares at NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service.

- The Mutual Fund Classes and ETF Class may declare dividends on different days, as described below.

- It is currently expected that the record date for dividends on Mutual Fund Shares will be one business day before the ex-dividend date, whereas due to Exchange requirements, the record date for dividends on ETF Shares is expected to be the ex-dividend date.

- The dividend payment date for the Mutual Fund Shares is expected to be prior to the dividend payment date for ETF Shares.

12.   Applicants represent that they do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed (*i.e.*, excessive leverage, conflicts of interest, and investor confusion), but have proposed certain terms and conditions discussed below to address possible issues in this regard. Applicants represent that the issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Applicants represent that the Funds will comply with these voting and allocation provisions.

13.   For Multi-Class ETF Funds other than Daily/Monthly Declaration Multi-Class ETF Funds (as defined below), the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one

business day before the ex-dividend date.[22] Applicants represent that the difference in the dates on which dividends of these Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs. Applicants further represent that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates.[23]

14.   Applicants note that it could be possible that certain Multi-Class ETF Funds may wish to declare dividends on a daily basis for their Mutual Fund Shares and on a monthly basis for their ETF Shares ("Daily/Monthly Declaration Multi-Class ETF Funds").[24] Applicants believe that this flexibility could be desirable because declaring dividends on a daily basis for an ETF Class could create daily reporting obligations to the Exchange, which could be impractical. For Daily/Monthly Declaration Multi-Class ETF Funds, the net assets of the ETF Shares therefore would reflect the presence of accrued but undistributed income, while the net assets of the Mutual Fund Shares would not.[25] For a Daily/Monthly Declaration Multi-Class ETF Fund's income, realized capital gains and losses, and unrealized appreciation and depreciation

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[22]   Applicants represent that the dividend rate for ETF Shares will be announced after market close on the ETF Class's declaration date, which is also the record date for the dividend for Mutual Fund Shares. Therefore, Applicants state that the dividend rate for ETF Shares will be announced after the deadline for receipt of an order to purchase Mutual Fund Shares to become a shareholder as of the Mutual Fund Class's record date. Applicants also represent that a Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares.

[23]   In particular, the ex-dividend date will be the same for all classes of a Multi-Class ETF Fund, and the Multi-Class ETF Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

[24]   For example, some fixed income mutual funds may declare dividends on a daily basis, while fixed income ETFs typically declare dividends on monthly basis.

[25]   If dividends are declared monthly, each day's accrued income would be reflected as an increase in the shares' net assets and NAV. At the end of the month, on the ex-dividend date, the net assets and NAV per share would decrease by the amount of the declared dividend. By contrast, if dividends are declared daily, as would be the case with the Mutual Fund Shares of a Daily/Monthly Declaration Multi-Class ETF Fund, the amount of the daily income accrual generally would be offset by a corresponding distribution payable liability, except in unusual circumstances where the daily income accrual may be larger than the daily declared dividend. As a result, the net effect on the Mutual Fund Shares' net assets and NAV normally would be zero.

(collectively, "Allocable Items"), Applicants will allocate Allocable Items on the basis of an allocation ratio ("Allocation Ratio") where class-level net assets would be adjusted to factor out differences potentially introduced by the application of different dividend declaration policies (the "Asset Adjustment") as described in more detail in the Application.

15. Applicants believe the use of the Asset Adjustment would prevent the daily allocation of Allocable Items to ETF Shares and Mutual Fund Shares within a Daily/Monthly Declaration Multi-Class ETF Fund from being affected by the classes' differing dividend declaration dates and, therefore, that the annualized rates of return of the ETF Shares and Mutual Fund Shares generally would differ only by the expense differentials among the classes, as required by Rule 18f-3(c)(l)(v) under the Act.[26] Applicants anticipate that as a result of the application of the Asset Adjustment to the Allocation Ratio, there would not be a material economic impact on a particular share class as a result of the difference in dividend declaration dates for the Daily/Monthly Declaration Multi-Class ETF Funds.

16. In addition to the differences in dividend declaration dates, the record date for dividend distributions for Mutual Fund Shares is expected to be one business day before the ex-dividend date, while the record date for dividend distributions for ETF Shares is expected to be the ex-dividend date. Applicants expect that the difference in the record dates for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs.[27]

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[26] The Board of a Daily/Monthly Declaration Multi-Class ETF Fund would determine that, after applying the Asset Adjustment, the annualized rates of return of the ETF Shares and Mutual Fund Shares generally will differ only by the expense differentials among the classes as required by Rule 18f–3(c)(1)(v) under the Act.

[27] Applicants do not expect this difference in record dates to have any material economic impact on a particular share class. In the case of Multi-Class ETF Funds that are not Daily/Monthly Declaration Multi-Class ETF Funds, the difference in record dates does not create an economic difference between shareholders because all shareholders up to and including shareholders that purchase shares in either class on the day before the ex-dividend date would be entitled to the dividend. In the case of the Daily/Monthly Declaration Multi-Class ETF Funds, the application of the Asset Adjustment to the Allocation Ratio as described above also should provide that there will be no material economic impact due to the differences in record dates between the classes.

17.   Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash payment date for Mutual Fund Shares is expected to be one or more business days before the cash payment date for ETF Shares. To avoid a potential conflict from the situation where the dividends to be paid to the ETF Class remain invested for the benefit of the entire Multi-Class ETF Fund, Applicants represent that the cash held to pay dividends would be held in a custodial account and would not be invested outside of participation in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts.[28]

18.   With respect to dividend reinvestment, Applicants note that shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date and, in certain cases, may be able to reinvest the cash dividend automatically in additional Mutual Fund Shares. However, shareholders in the ETF Class who wish to reinvest their dividends will generally not be able to reinvest their dividends until several days later, after the cash payments have been received by the ETF Class shareholders for reinvestment, and then only to the extent the broker-dealer through which an investor buys the ETF Shares offers an ETF dividend reinvestment program. As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be "out of the market" for several days with respect to the amount of the dividend.[29] Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act.

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[28]   Applicants represent that they anticipate any earnings on such cash held to be negligible.

[29]   This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend.

19.   With respect to voting rights, Applicants state that because shareholders of each

Multi-Class ETF Fund have voting rights based on the number of shares owned (including

fractional shares) or the dollar amount of shares owned (including fractional dollar amounts), and

because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than

shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting

power than an ETF Class shareholder in the days immediately following an ex-dividend date. In

addition, because shareholders of each Daily/Monthly Declaration Multi-Class ETF Fund may

have voting rights based on the NAV of their shares, the accrual of dividends in the NAV of ETF

Shares and not Mutual Fund Shares could have an effect on the voting power of the respective

classes of a Daily/Monthly Declaration Multi-Class ETF Fund. However, Applicants expect that

this effect will be minor because the intra-month difference in NAV of the respective classes due

to the accrual of dividends is not expected to be significant with respect to proxy voting.

20.   Applicants state that they believe their proposed treatment of voting rights meets

the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will

have equal voting rights in that each share will be entitled to one vote per share and a fractional

vote per fractional share or, alternatively, one vote per each dollar of NAV (number of shares

owned multiplied by the NAV per share) and a fractional vote per each fractional dollar

amount.[30]

21.   With respect to the costs resulting from the cash flows associated with Mutual

Fund Classes that could impact all classes, Applicants state these costs might be viewed as a

potential conflict between the classes, and Applicants represent that they will consider it as such

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[30]   Applicants assert that even if one takes the position that the ETF Class and Mutual Fund Class(es) have
different voting rights as a result of their different dividend policies, Applicants' proposal merits an exemption from
Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely
that the outcome of a proxy vote would ever be affected.

under the monitoring, evaluation, oversight and approval processes described in the application. In particular, in addition to the requirements of Rule 18f-3, Applicants propose the monitoring and oversight processes involved in Initial and Ongoing Advisor Reports, Ongoing Monitoring Process and the Ongoing Board Approvals will help ensure that the Advisor and the Board, including the Independent Directors, are focused on potential conflicts of interest between the classes as an initial and ongoing matter.

22.   Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

23.   While Applicants believe there is limited potential for confusion between the classes, they represent that they will take numerous steps to ensure that investors clearly understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, "Disclosure Steps"), including: (i) all references to the ETF Shares will use a generic term such as "ETF" in connection with such shares, or a form of trade name, rather than the Fund name; (ii) there will be separate prospectuses for a Fund's ETF Shares and Mutual Fund Shares; (iii) each Mutual Fund Class will prominently disclose in its prospectus and on its website that the Fund offers an ETF Class, and vice versa; (iv) the cover and summary section of a Fund's ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable; (v) to the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund's Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the

Exchange Privilege; (vi) the ETF Shares will not be marketed as a mutual fund investment;[31] (vii) the prospectus for each Fund's ETF Shares will disclose, to the extent applicable, that shareholders of ETF Shares will generally receive cash dividend payments later than shareholders of Mutual Fund Shares and may reinvest such cash automatically in additional ETF Shares only if the broker through whom the investor purchased shares makes such option available, and Daily/Monthly Declaration Multi-Class ETF Funds also will describe the applicable dividend declaration dates for the Mutual Fund Class (daily) or the ETF Class (monthly) in the relevant prospectus for each class; (viii) the Fund will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares; and (ix) any Fund prospectus will include appropriate disclosure in its registration statement regarding the Multi-Class ETF Fund structure, as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   A Multi-Class ETF Fund will operate an ETF Class as an "exchange-traded fund" in compliance with the requirements of Rule 6c-11 under the Act, except that a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.

2.   A Multi-Class ETF Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as

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[31]   Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a "mutual fund" except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

described in the application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the directors of a Fund, and a majority of the Independent Directors, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

3. To assist in the initial Board consideration of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the Advisor shall prepare and deliver to the Board the Initial Advisor Report as described in the application. The Initial Advisor Report will assist the Board in its finding pursuant to condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

4. The Advisor will recommend for the Board's approval the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.

5. Each Multi-Class ETF Fund will be subject to an Ongoing Monitoring Process that is approved by the Board, and the Board of the Multi-Class ETF Fund periodically, but no less frequently than annually, will evaluate the multiple class plan of the Multi-Class ETF Fund. A majority of the directors of a Multi-Class ETF Fund, and a majority of the Independent Directors, shall find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

6. To inform this periodic evaluation, the Advisor shall prepare and deliver to the Board of the Multi-Class ETF Fund the Ongoing Advisor Report as described in the application.

The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the multi-class structure, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.

7.   Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the application.

8.   In addition to complying with Rule 6c-11(d) under the Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any documents created pursuant to the requirements in conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.

9.   The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the Act that provides relief permitting the operation of a Multi-Class ETF Fund structure.

By the Commission.

Sherry R. Haywood,

Assistant Secretary.